UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Vulcan Materials Company
(Exact name of registrant as specified in its charter)

New Jersey	001-33841	20-8579133
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No)

1200 Urban Center Drive
Birmingham, Alabama	35242
(Address of principal executive offices)	(Zip Code)

Denson N. Franklin III	(205) 298-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Not applicable.
Item 1.02 Exhibit
Not applicable.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.
Report on payments to governments for the year ended December 31, 2023
This report provides a consolidated overview of the payments to governments made by Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”) and our consolidated subsidiaries for the year ended December 31, 2023.
All payments are reported in U.S. dollars. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.
Our business segments
Our business segments are organized around our principal product lines: aggregates, asphalt mix and ready-mixed concrete. The vast majority of our activities are domestic. We sell a relatively small amount of construction aggregates outside the United States. We have three business segments:
•Aggregates Segment: As the largest U.S. supplier of construction aggregates, we have mining properties across the U.S. and in the Bahamas, Canada, Honduras, Mexico and the U.S. Virgin Islands. For additional information regarding our Mexican operations, see the NAFTA Arbitration section in the Note titled "Commitments and Contingencies" to the condensed consolidated financial statements in our most recent periodic report. Our primary focus is serving states and metropolitan markets in the U.S. that are expected to experience the most significant growth in population, households and employment. These three demographic factors are significant drivers of demand for aggregates. Aggregates provide the basic material for the infrastructure needed to maintain and expand the U.S. economy. Instruction 13 to Item 2.01 of Form SD currently provides that "minerals," as used in Item 2.01, includes any material for which an issuer with mining operations would provide disclosure under subpart 1300 of Regulation S-K or any successor requirements or policies. Applying this Instruction, our Aggregates segment is involved in the commercial development of minerals (crushed stone, sand and gravel).
•Asphalt Segment: While aggregates is our focus and primary business, we produce and sell aggregates-intensive asphalt mix products in certain domestic markets. Aggregates are a major component in asphalt mix, comprising approximately 95% by weight of this product. We meet the aggregates requirements for our Asphalt segment primarily through our Aggregates segment. Our Asphalt segment is not involved in the commercial development of minerals.
•Concrete Segment: While aggregates is our focus and primary business, we produce and sell aggregates-intensive ready-mixed concrete products in certain domestic markets. Aggregates are a major component in ready-mixed concrete, comprising approximately 80% by weight of this product. We meet the aggregates requirements for our Concrete segment primarily through our Aggregates segment. Our Concrete segment is not involved in the commercial development of minerals.
Our projects
This report discloses the payments made by us to governments for the commercial development of minerals (aggregates), which includes the exploration, extraction, processing, and export of such minerals, or the acquisition of a license for any such activity by our Aggregates segment.
As of December 31, 2023, we had 350 mining properties of which we were actively mining 236 properties, developing 80 properties and exploring the development of the remaining 34 properties. The type of mineral being commercially developed at all of our mining properties is similar (crushed stone, sand and gravel). Likewise, all of our mining operations utilize similar methods of extraction (open pit mining is utilized at all non-domestic mining properties and the vast majority of our domestic mining properties, with the few remaining domestic properties utilizing underground mining). Consequently, we have disclosed payments for mining properties as separate projects segregated by major subnational political jurisdiction where the commercial development of the resource is taking place.
•United States: extraction of crushed stone, sand and gravel primarily through open pit mining in 23 states and Washington, D.C., and the U.S. Virgin Islands. We consider these 342 mining properties as one project.
•Freeport, Bahamas: extraction of crushed stone through open pit mining. We consider this mining property as one project.
•British Columbia, Canada: extraction of crushed stone, sand and gravel through open pit mining. We consider these 5 mining properties as one project.
•Puerto Cortes, Honduras: extraction of crushed stone through open pit mining. We consider this mining property as one project.
•Quintana Roo, Mexico: extraction of crushed stone through open pit mining. We consider this mining property as one project.

As of December 31, 2023, we had exploration stage mining properties in eleven states and Canada. Pursuant to Item 2.01(b)(1) of Form SD, we are delaying disclosing payment information related to exploratory activities conducted at these mining properties until our Form SD submitted for the fiscal year ending December 31, 2024, which is the fiscal year immediately following the fiscal year in which payments were made.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibits are included as part of this report:

Exhibit Number	Exhibit Description
2.01	Resource Extraction Payment Report for the fiscal year ended December 31, 2023 as required by Item 2.01 of this Form.
104	Cover Page Interactive Data File (embedded within the XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Vulcan Materials Company

By:	/s/ Denson N. Franklin III	Date: September 20, 2024
Denson N. Franklin III
Senior Vice President, General Counsel and Secretary

EXHIBIT 2.01
RESOURCE EXTRACTION PAYMENT REPORT OF VULCAN MATERIALS COMPANY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

Project-level disclosure
The table below sets forth our payments made to governments, by project and type of payment:

	For the fiscal year ended December 31, 2023
US $ in thousands [1]	Taxes		Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments	Total
United States
United States	$209,861	2	$1,039	$300	$—	$—	$—	$—	$—	$211,200
Bahamas [3]
Freeport	—		—	—	—	—	—	—	—	—
Canada
British Columbia	1,397	4	91	85	—	—	—	—	—	1,573
Honduras
Puerto Cortes	2,743	5	—	2,305	15	—	—	—	18	5,081
Mexico
Quintana Roo	5,257	6	—	577	1,676	—	—	—	78	7,588
Total	$219,258		$1,130	$3,267	$1,691	$—	$—	$—	$96	$225,442
1.All payments are reported in U.S. dollars. Payments relating to the project in Canada were made in Canadian dollars, payments relating to the project in Honduras were made in Honduran lempiras, and payments relating to the project in Mexico were made in Mexican pesos. Such payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.
2.Vulcan files a consolidated income tax return in the U.S., which includes all U.S. entities including the project listed. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the U.S. consolidated group level. The payments relate not to particular projects but to the consolidated U.S. income of the Company. This amount represents U.S. Federal income taxes of $235,799,000 paid in fiscal year 2023 multiplied by 89%, which is the percentage of gross profit attributable to our Aggregates segment.
3.Payments to the Bahamian government did not exceed $100,000 in the aggregate.
4.This amount includes $786,000 of income taxes and $292,000 of payroll withholding taxes paid to the Canadian Federal Government, $122,000 of employer health taxes paid to the British Columbia provincial government, and $197,000 of property taxes paid to the Port McNeill municipal government.
5.This amount includes $612,000 of income taxes, $1,337,000 of import/export taxes, $227,000 of payroll withholding taxes, $187,000 of mining taxes, and $4,000 of property taxes paid to the Honduran Central Government. This amount also includes $361,000 of municipal taxes, $6,000 of payroll withholding taxes, $4,000 of property taxes, and $5,000 for environmental fines paid to the Municipality of Puerto Cortes.
6.This amount includes $847,000 of income taxes, $2,305,000 of payroll withholding taxes and $11,000 of export/import taxes paid to the Mexican Federal government. This amount also includes $390,000 of payroll withholding taxes paid to the State of Quintana Roo, $606,000 of property taxes paid to the Municipality of Solidaridad, and $1,098,000 of property taxes paid to the Municipality of Cozumel.

Exhibit 2.01- Page 1

Government-level disclosure
The table below sets forth our payments made to governments, by government and type of payment:

	For the fiscal year ended December 31, 2023
US $ in thousands [1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments	Total
United States
U.S. Federal Government [2]	$209,861	$—	$—	$—	$—	$—	$—	$—	$209,861
U.S. Bureau of Land Management	—	1,039	50	—	—	—	—	—	1,089
U.S. Army Corp of Engineers	—	—	250	—	—	—	—	—	250
Bahamas [3]	—	—	—	—	—	—	—	—	—
Canada
Canadian Federal Government	1,078	—	—	—	—	—	—	—	1,078
British Columbia Provincial Government	122	91	85	—	—	—	—	—	298
Port McNeill Municipal Government	197	—	—	—	—	—	—	—	197
Honduras
Honduran Central Government	2,367	—	2,303	14	—	—	—	—	4,684
Municipality of Puerto Cortes	376	—	2	1	—	—	—	18	397
Mexico
Mexican Federal Government	3,163	—	577	1,156	—	—	—	78	4,974
State of Quintana Roo	390	—	—	—	—	—	—	—	390
Municipality of Solidaridad	606	—	—	—	—	—	—	—	606
Municipality of Cozumel	1,098	—	—	520	—	—	—	—	1,618
Total	$219,258	$1,130	$3,267	$1,691	$—	$—	$—	$96	$225,442
1.All payments are reported in U.S. dollars. Payments relating to the project in Canada were made in Canadian dollars, payments relating to the project in the Bahamas were made in Bahamian dollars, payments relating to the project in Honduras were made in Honduran lempiras, and payments relating to the project in Mexico were made in Mexican pesos. Such payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.
2.The amount shown represents U.S. Federal income taxes of $235,799,000 paid in fiscal year 2023 multiplied by 89%, which is the percentage of gross profit attributable to our Aggregates segment.
3    Payments to the Bahamian government did not exceed $100,000 in the aggregate.
Exhibit 2.01- Page 2

Payment details disclosure
The table below provides the details of payments made to governments:

	For the fiscal year ended December 31, 2023
Subnational Jurisdiction	Government	Business Segment	Project	Resource	Extraction Method [7]	Amount (U.S. $ in thousands)[1]
United States
U.S. Federal Government	U.S. Federal Government	Aggregates	United States [2]	Stone, Sand and Gravel	Open pit	$209,861
U.S. Federal Government	U.S. Bureau of Land Management	Aggregates	United States [2]	Stone, Sand and Gravel	Open pit	1,089
U.S. Federal Government	U.S. Army Corp of Engineers	Aggregates	United States [2]	Stone, Sand and Gravel	Open pit	250
Total						$211,200
Bahamas [3]	—	Aggregates	Freeport	Stone	Open pit	—
Canada
British Columbia	Canadian Federal Government	Aggregates	British Columbia [4]	Stone, Sand and Gravel	Open pit	$1,078
British Columbia	British Columbia Provincial Government	Aggregates	British Columbia [4]	Stone, Sand and Gravel	Open pit	298
British Columbia	Port McNeil Municipal Government	Aggregates	British Columbia [4]	Stone, Sand and Gravel	Open pit	197
Total						$1,573
Honduras
Cortes department	Honduran Central Government	Aggregates	Puerto Cortes [5]	Stone	Open pit	$4,684
Cortes department	Municipality of Puerto Cortes	Aggregates	Puerto Cortes [5]	Stone	Open pit	397
Total						$5,081
Mexico
State of Quintana Roo	Mexican Federal Government	Aggregates	Quintana Roo [6]	Stone	Open pit	$4,974
State of Quintana Roo	State of Quintana Roo	Aggregates	Quintana Roo [6]	Stone	Open pit	390
State of Quintana Roo	Municipality of Solidaridad	Aggregates	Quintana Roo [6]	Stone	Open pit	606
State of Quintana Roo	Municipality of Cozumel	Aggregates	Quintana Roo [6]	Stone	Open pit	1,618
Total						$7,588
1.All payments are reported in U.S. dollars. Payments relating to the project in Canada were made in Canadian dollars, payments relating to the project in Honduras were made in Honduran lempiras and payments relating to the project in Mexico were made in Mexican pesos. Such payments made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.
2.Vulcan files a consolidated income tax return in the U.S., which includes all U.S. entities including the projects listed. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the U.S. Consolidated group level. The payments relate not to particular projects but to the consolidated U.S. income of the Company. The amount shown represents U.S. Federal income taxes of $235,799,000 paid in fiscal year 2023 multiplied by 89%, which is the percentage of gross profit attributable to our Aggregates segment.
3.Payments to the Bahamian government did not exceed $100,000 in the aggregate.
4.This amount includes $786,000 of income taxes and $292,000 of payroll withholding taxes paid to the Canadian Federal Government, $122,000 of employer health taxes paid to the British Columbia provincial government, and $197,000 of property taxes paid to the Port McNeill municipal government.
5.This amount includes $612,000 of income taxes, $1,337,000 of import/export taxes, $227,000 of payroll withholding taxes, $187,000 of mining taxes, and $4,000 of property taxes paid to the Honduran Central Government. This amount also includes $361,000 of municipal taxes, $6,000 of payroll withholding taxes, $4,000 of property taxes, and $5,000 for environmental fines paid to the Municipality of Puerto Cortes.
6.This amount includes $847,000 of income taxes, $2,305,000 of payroll withholding taxes and $11,000 of export/import taxes paid to the Mexican Federal government. This amount also includes $390,000 of payroll withholding taxes paid to the State of Quintana Roo, $606,000 of property taxes paid to the Municipality of Solidaridad, and $1,098,000 of property taxes paid to the Municipality of Cozumel.
7.Open pit mining is utilized at all non-domestic mining properties and the vast majority of our domestic mining properties, with the few remaining domestic properties utilizing underground mining.

Exhibit 2.01- Page 3